UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
001-40239
Vine Energy Inc.
(Exact name of registrant as specified in its charter)
5800 Granite Parkway, Suite 550
Plano, TX 75024
(469) 606-0540
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VINE ENERGY, LLC as successor by merger to Vine Energy, Inc.

Date: November 12, 2021	By:	/s/ Benjamin E. Russ
	Name:	Benjamin E. Russ
	Title:	Executive Vice President - General Counsel and Corporate Secretary